Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



09 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

06013568

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

5/19

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783



From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 9 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA


RECEIVED
2006 MAY 18 P 3:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News release

ease
y 2006

raffic figures

ports handled a total of 12.4 million passengers in April, an increase of 7.8% on ... year. Combining the results for March and April, which eliminates the impact of Easter falling later this year, reveals an increase of 3.2% over 2005.

All major markets, with the exception of UK Domestic, which dropped 1.3%, recorded strong growth. European scheduled traffic was up 10.8% and European charters, gaining most from the later Easter holiday, were 4.2% ahead. North Atlantic activity was 4.8% higher, while there was a collective increase of 15.0% on other Long Haul routes.

Of the individual airports, Stansted saw the largest gain at 16.2%. Gatwick was up 12.5%, Aberdeen recorded its fifth successive double-digit increase at 10%, and Southampton was up 10.5%. Heathrow's traffic rose 4.3% to 5.8 million. Increases at Glasgow and Edinburgh were more modest at 2.2% and 1.7% respectively. Also helped by the late Easter was Naples where passenger volume rose 14.9%.

In total BAA's UK airports saw an increase of 1.3% in the number of air transport movements. Cargo tonnage fell 4.2% as a result of a drop in output associated with the holiday period.

Traffic figures, including passenger numbers and cargo tonnage, are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results. For the avoidance of doubt, traffic figures do not constitute a forecast of the profits of the Group.

Heathrow Gatwick Stansted Glasgow Edinburgh
Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

BAA

BAA Traffic Summary : April 2006

Terminal Passengers (000s)	*Month*	*% Change**	*12 months to April 06*	*% Change***
Heathrow	5,811.9	4.3	67,660.6	0.1
Gatwick	2,743.2	12.5	33,149.8	3.5
Stansted	2,044.4	16.2	22,522.3	6.1
London Area Total	**10,599.5**	**8.5**	**123,332.6**	**2.1**
Southampton	161.0	10.5	1,877.1	19.3
Glasgow	655.4	2.2	8,834.1	2.5
Edinburgh	700.1	1.7	8,504.6	5.4
Aberdeen	255.3	10.0	2,968.9	9.9
Scottish Total	**1,610.9**	**3.2**	**20,307.7**	**4.7**
UK Total	**12,371.4**	**7.8**	**145,517.4**	**2.6**
Naples	435.8	14.9	4,614.5	0.4

Air Transport Movements	*Month*	*% Change**	*12 months to April 06*	*% Change***
Heathrow	38,705	-1.0	472,563	0.5
Gatwick	20,125	2.0	254,405	3.4
Stansted	15,736	7.9	181,881	3.0
London Area Total	**74,566**	**1.6**	**908,849**	**1.8**
Southampton	3,865	6.8	45,355	17.6
Glasgow	7,457	0.3	97,629	4.4
Edinburgh	9,245	-5.3	116,792	3.6
Aberdeen	7,751	5.0	95,035	12.0
Scottish Total	**24,453**	**-0.5**	**309,456**	**6.3**
UK Total	**102,884**	**1.3**	**1,263,660**	**3.4**
Naples	4,826	-0.7	56,799	-6.1

Cargo (Metric Tonnes)	*Month*	*% Change**	*12 months to April 06*	*% Change***
Heathrow	102,026	-5.6	1,309,136	-1.3
Gatwick	18,330	2.6	225,020	4.4
Stansted	19,834	-7.7	237,464	2.2
London Area Total	**140,190**	**-4.9**	**1,771,620**	**-0.2**
Southampton	11	-38.9	186	-27.6
Glasgow	714	25.5	9,110	5.2
Edinburgh	3,034	34.8	32,650	16.0
Aberdeen	326	1.6	4,253	8.7
Scottish Total	**4,074**	**29.7**	**46,013**	**13.0**
UK Total	**144,275**	**-4.2**	**1,817,819**	**0.1**
Naples	208	-5.5	1,989	-0.6

Above data excludes Air Taxi passengers and Air Taxi movements.
* compared to the month of April 2005

** compared to the twelve months to April 2005

Market Comparison – UK Airports: April 2006

Market	*BAA Total April 05 (000s)*	*BAA Total April 06 (000s)*	*% Change*
Domestic	2,270	2,240	-1.3
Eire	558	605	8.4
European Scheduled	4,692	5,198	10.8
European Charter*	607	632	4.2
North Atlantic	1,565	1,640	4.8
Other Long Haul	1,787	2,055	15.0
Total	**11,478**	**12,371**	**7.8**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.